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SEC FILE NUMBER
8- 44746

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Valley Gold Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Sun Valley Road
(No. and Street)

Ketchum	ID	83340
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lallman, Feltman, Peterson, & Co., P.A.'s
(Name – *if individual, state last, first, middle name*)

P.O. Box 989	Ketchum	ID	83340
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05

OATH OR AFFIRMATION

I, Peter F. Palmedo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Valley Gold Trading, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JULIE M. SIEGEL
NOTARY
PUBLIC
STATE OF IDAHO

Julie M. Siegel
Expires 9/4/08
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUN VALLEY GOLD TRADING, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2004

SUN VALLEY GOLD TRADING, INC.

TABLE OF CONTENTS

Independent Auditor's Report .... Page 1

Statement of Financial Condition .... Page 2

Statement of Comprehensive Income .... Page 3

Statement of Changes in Shareholder's Equity .... Page 4

Statement of Cash Flows .... Page 5

Notes to Financial Statements .... Pages 6 - 8

Supplementary Information:

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission .... Pages 9 - 10

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5 .... Pages 11 - 12

LALLMAN, FELTMAN
PETERSON & COMPANY, P.A.
Certified Public Accountants

Dennis Lallman
Mike Feltman
Greg Peterson
Tyler Felton
Tim Hamilton
Ken Pierce

INDEPENDENT AUDITOR'S REPORT

February 2, 2005

To the Board of Directors
Sun Valley Gold Trading, Inc.
P.O. Box 2759
Sun Valley, ID 83353

We have audited the accompanying statement of financial condition of Sun Valley Gold Trading, Inc. as of December 31, 2004, and the related statements of comprehensive income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Sun Valley Gold Trading, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

LALLMAN, FELTMAN, PETERSON, & COMPANY, P.A.

Lallman, Feltman, Peterson & Company, P.A.

100 South Leadville Avenue, Second Floor
Post Office Box 989 Ketchum, Idaho 83340
208) 726.7500 Facsimile 208) 726.8623 www.LFPCO.com

SUN VALLEY GOLD TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	214,988
Investment in securities, at market value (cost basis of $103,025)		81,457
Commission receivable		44,904
Commodities held (cost basis of $29,718)		39,461
Office Equipment and Leasehold Improvements (net of accumulated depreciation of $19,998)		1,238
Prepaid expenses and deposits		1,110
TOTAL ASSETS	$	**383,158**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts Payable	$	30,602
TOTAL LIABILITIES		**30,602**
SHAREHOLDER'S EQUITY:		
Common stock ($1 par value, 10,000 shares authorized, 500 shares issued and outstanding)		500
Additional paid-in-capital		359,803
Retained earnings		105,580
Accumulated other comprehensive income (loss)		(113,327)
TOTAL SHAREHOLDER'S EQUITY		**352,556**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	**383,158**

See accompanying notes to the financial statements.

SUN VALLEY GOLD TRADING, INC.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING REVENUES:	
Gross commission revenue	$ 284,625
Clearing brokerage participation	(141,128)
Clearing brokerage fees	(3,514)
Net Operating Revenues	139,983
OPERATING COSTS AND EXPENSES:	
General office overhead	120,000
Legal and accounting	17,004
Insurance	1,993
Regulatory dues and fees	1,523
Bank charges expense	175
Other operating costs	38
Total Operating Costs and Expenses	140,733
NET LOSS	**(750)**
OTHER COMPREHENSIVE INCOME (LOSS):	
Change in unrealized gains and losses on securities	(115,397)
Change in unrealized gains and losses on commodities	2,070
Total Other Comprehensive Income (Loss)	(113,327)
COMPREHENSIVE INCOME (LOSS)	**$(114,077)**

See accompanying notes to the financial statements.

SUN VALLEY GOLD TRADING, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2003	**$ 500**	**$ 359,803**	**$ 256,330**	**$ -0-**	**$ 616,633**
S-Corp distributions	-0-	-0-	(150,000)	-0-	(150,000)
Net income (loss)	-0-	-0-	(750)	-0-	(750)
Unrealized gain/(loss)	-0-	-0-	-0-	(113,327)	(113,327)
BALANCE, DECEMBER 31, 2004	**$ 500**	**$ 359,803**	**$ 105,580**	**$(113,327)**	**$ 352,556**

See accompanying notes to the financial statements.

SUN VALLEY GOLD TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$(750)
(Increase) Decrease in assets:	
Commission receivable	(42,654)
Increase (Decrease) in liabilities:	
Payable to related party	(10,000)
Accounts Payable	27,502
Other payables	(1,849)
Net Cash Flow From Operating Activities	(27,751)
CASH FLOWS FROM FINANCING ACTIVITIES:	
S-Corp distributions	(150,000)
Net Cash Flow From Financing Activities	(150,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(177,751)**
CASH AND CASH EQUIVALENTS, Beginning of Year	392,739
CASH AND CASH EQUIVALENTS, End of Year	**$ 214,988**

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization

Sun Valley Gold Trading, Inc., (the Company), a Subchapter S-Corporation, was incorporated in Idaho on January 27, 1992. The Company is a broker/dealer registered under the Securities Exchange Act of 1934, with its offices located in Sun Valley, Idaho. The Company's customers are located worldwide.

The Company introduces all of its trades on a fully disclosed basis through Bear Stearns, and therefore is exempt from Rule 15c3-3 of the Securities Exchange Commission under the provisions of subparagraph (k)(2)(ii).

(B) Revenue and Expenses

The Company is engaged in various brokerage and trading activities generally within the precious metals industry. These services are primarily provided to major institutional investment managers. Income and expenses relating to these securities transactions are recorded on a trade date basis.

(C) Cash and Cash Equivalents

For purposes of the statement of financial condition and statement of cash flows, cash and cash equivalents are defined as all cash and money market accounts.

(D) Commission Receivable

Commission receivable at year-end represents commissions earned by the Company on securities transactions executed and cleared by other broker/dealers. These amounts are typically received shortly after the accounting period in which they are recorded and the company has not experienced any significant uncollectible commissions receivable.

(E) Investment in Securities

Investment in securities are classified as available-for-sale with unrealized gain and losses reported as other comprehensive income (loss) on the Statement of Comprehensive Income and as a separate component of Shareholder's Equity. They are valued at the last reported sales price or, if no sale occurred, at the bid price on the last business day of the year on a first-in, first-out (FIFO) basis. All of the Companies investments in securities are in securities relating to gold and precious metals.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(F) Commodities Held

Investments in marketable commodities held are classified as available-for-sale. They are reported at fair value with unrealized gains and losses reported as other comprehensive income (loss) on the Statement of Comprehensive Income and as a separate component of other comprehensive income in Shareholder's Equity. Realized gains and losses are computed on the trade date by use of the first-in, first-out (FIFO) cost method, unless specifically identified.

(G) Federal and State Income Taxes

Under the Internal Revenue Code, a Subchapter S-Corporation is a tax reporting entity only. The individual shareholder reports his distributive share of corporate income and tax credits on his personal tax return.

NOTE 2 - USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements. Actual results may differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

As discussed in Note 7, Sun Valley Gold, LLC is a significant client of the Company, and is related through common ownership and control. During 2004, the Company reimbursed Sun Valley Gold, LLC, $10,000 per month through an Affiliation Agreement for office and research costs paid on behalf of the Company. These payments are reported on the Statement of Comprehensive Income as General office overhead.

The Company executes trades for Sun Valley Gold LLC on behalf of accounts managed by Sun Valley Gold LLC. As referenced in Note 6, the commission revenue generated as a result of these trades represents a significant portion of gross commission for the Company.

NOTE 4 - NET CAPITAL REQUIREMENT

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. The Firm has consistently operated in excess of the minimum net capital requirements imposed by these rules.

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. If such an event were to occur, the Company could seek reimbursement for such losses from the customer or counterparty.

NOTE 6 – CONCENTRATION OF RISK

The Company maintains a significant portion of its cash and cash equivalents with a single financial institution, often in excess of FDIC limits.

For the year ended, December 31, 2004, seventy-three percent of the Company's commission revenue was generated by Sun Valley Gold, LLC, a related entity. Loss of this client would negatively affect the Company's operations.

-oOo-

SUPPLEMENTARY INFORMATION

-oOo-

SUN VALLEY GOLD TRADING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

NET CAPITAL:		
Total shareholders' equity from the Statement of Financial Condition	$	352,556
Deduct shareholders' equity not allowable for net capital		-0-
Total Shareholders' Equity Qualified for Net Capital		352,556
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Other (deductions) allowable credits		-0-
Total Capital and Allowable Subordinated Liabilities		352,556
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses	$	1,110
Fixed assets		1,238
Commodities held		7,892
Total Deductions and/or Charges		10,240
Net capital before haircuts on securities positions		342,316
HAIRCUTS ON SECURITIES:		
Other securities		81,457
Total Haircuts on Securities		81,457
NET CAPITAL	$	260,859

AGGREGATE INDEBTEDNESS:

Items included in Statement of Financial Condition:	
Accounts payable	$ 30,602
Total Aggregate Indebtedness	$ 30,602
Ratio: Aggregate indebtedness to net capital	11.74%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6.6666% of A.I.)	$ 2,040
Minimum dollar requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 160,859
Excess net capital at 1000%	$ 257,798

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2004):

NET CAPITAL, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 260,859
Net audit adjustments	-0-
Net Capital, per above	$ 260,859
AGGREGATE INDEBTEDNESS, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 30,602
Net audit adjustments	-0-
Net Aggregate Indebtedness, per above	$ 30,602

See independent auditor's report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

February 2, 2005

To the Board of Directors
Sun Valley Gold Trading, Inc.
P.O. Box 2759
Sun Valley, ID 83353

In planning and performing our audit of the financial statements and supplemental schedules of Sun Valley Gold Trading, Inc. for the year ended December 31, 2004, we considered its internal control structure including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than those specified parties.

LALLMAN, FELTMAN, PETERSON & COMPANY, P.A.
Ketchum, Idaho

Lallman, Feltman, Peterson & Company, P.A.